BIMIZCI Fund LLC

4737 County Road 101, #264

Minnetonka MN 55345

www.restoretheshine.com

May 13, 2026

Dear Fellow Medallion Financial Stockholders,

BIMIZCI Fund LLC and its affiliates, ZimCal Asset Management LLC, ("ZimCal"), Warnke
Investments LLC ("Warnke") and Stephen Hodges (collectively referred to herein either as
"BIMIZCI," "we", "our", or "us"), believe in the potential of Medallion Financial Corp.
("Medallion," or the "Company"). That is why we are here. BIMIZCI is currently the 4th largest
institutional stockholder in Medallion[1] and owned 407,000 shares beneficially and directly as of
May 7, 2026. We also own $15 million par value in subordinated trust preferred securities
("TruPS") issued by the Company. We acquired the TruPS in February 2021 in the secondary
market based on the Company's then-most recent quarterly results (3Q20). Medallion had just
had its largest YTD loss ever of $41.3 million through three quarters, with the stock trading at
$2.67 when earnings were announced. Despite the risks, we saw the potential then, and with the
right common-sense changes, we see the tremendous potential now.

Only Vanguard Group, BlackRock and Tieton Capital Management own more stock in Medallion
than we do[2]. **We have invested $10.5 million in cash** into Medallion securities, which compares
well with its ~$225 million market cap. We have purchased more stock in the open market in the
last year than all current Medallion executives in the last five. For the last 3 years, we have
attempted both privately and publicly to push Medallion to improve. We ran a proxy contest with
a nominal share count in 2024 in an effort to jolt Medallion into making needed changes. Even
with marginal stock ownership, we still managed to receive almost 22% of the vote despite
Medallion insiders owning approximately 40% of the voted shares. Over the last 3 years,
BIMIZCI and its representatives made nearly 50 discrete written communications to the
Company and the Board, in addition to numerous telephone calls, and provided two
comprehensive analytical white papers regarding the Company and its business containing 13,933

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[1] Source: S&P Capital IQ
[2] Source: S&P Capital IQ as of May 8, 2026

words and 20,053 words respectively. The majority of our predictions about Medallion's operations and risks, made in 2023 and 2024[3], have materialized.

We are asking you to vote for our three independent director nominees because a single condition - a non-independent, family-controlled Board lacking the expertise to oversee a modern specialty finance company - has produced four critical failures: a federal SEC final judgment involving antifraud provisions, financial underperformance inconsistent with the "solid year" narrative, governance entrenchment, and absence from the technology shift restructuring its industry.

A federal injunction met with a bonus and a promotion. On May 30, 2025, Andrew Murstein consented to a permanent injunction for securities fraud, paid a $1 million personal civil penalty, and stipulated, solely for purposes of Section 523 of the Bankruptcy Code, that the SEC's allegations against him are true[4]. Five months later, the Board announced Mr. Murstein's promotion to CEO and he received a bonus of $4.6 million[5] for the year (and $5.7 million in total compensation for 2025). The Board also extended the Executive Chairmanship of his ninety-one-year-old father (Chairman and CEO throughout the SEC investigated period) under a contract which required Medallion stockholders to pay him a $3.4 million severance payment if the Board did not renominate him as a director.[6] BIMIZCI was the target of Mr. Murstein's pattern of misstatements when he falsely accused us of attempting to "gouge" Medallion to repay our TruPS - explicitly stating that our interests lay in extracting value from shareholders rather than working with Medallion to *increase* enterprise value. Copious amounts of unedited, published emails disproved Mr. Murstein's claim and we issued a cease and desist[7] and informed the SEC of this damaging allegation, seeking their assistance in forcing a retraction.

Underperformance the disclosures do not support. As of the filing date of our preliminary proxy statement on May 1, 2026, Medallion's stock traded approximately 50% below its post-GFC 2013 peak[8]; price/tangible book is well below 1.0x (a sign of distress); tangible book value is still below its 2013/2014 peak[9]; Medallion's 2025 P/E averaged 5.6x against 15.5x for the

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[3] Please see "5 Steps to Improvement" at https://restoretheshine.com/materials/5steps-whitepaper
[4] https://www.restoretheshine.com/s/Final-Judgment-and-MFIN-Consent20250530.pdf
[5] MFIN April 2026 PREC14A
[6] Amendment No. 3 to Alvin Murstein's First Amended and Restated Employment Agreement
[7] Cease and desist can be found at https://restoretheshine.com/materials/zimcal-cease-and-desist-medallion
[8] Stock closed at $8.86 on May 1, 2026. Stock closed at $17.74 on November 29, 2013.
[9] Tangible book value calculated as total stockholders' equity less goodwill and intangibles. Adjustments made prior to investment company to bank holding company conversion (pre-2Q18 and pre-goodwill recognition) remove the bank valuation increase above bank shareholders' equity value.

Russell 2000[10]; consumer loan charge-offs are at 15-year highs[11]; and, commercial non-performing loans were 20% at FYE25. Medallion showed a profit of $43 million in 2025 but $17 million of it (after taxes)[12] was due to unpredictable gains from selling stock. As expected, those stock gains disappeared in 1Q26 and Medallion's 1Q26 profit of $5.0 million was its lowest quarterly profit since 3Q20, despite its assets being 1.8x larger[13]. In prior years, Medallion's earnings were also meaningfully skewed by non-recurring recoveries from the discontinued taxi medallion segment[14]. We believe that this pattern of material, non-core earnings inflating overall earnings is one more contributor to Medallion's depressed valuation multiples. In February 2026, Medallion tried and failed to refinance $31.25 million of holding-company debt and depleted its cash reserves to repay it, requiring a higher distribution from its bank subsidiary that *depleted* the bank's capital reserves[15]. Medallion's "Strategic Partnership" business, essentially banking-as-a-service, resulted in $771.6 million in originations in 2025 (51% of total originations) but only $5.4 million in interest/fee income. After accounting for operational and interest expenses, we believe the business is losing money. Since Medallion has declined to break out Strategic Partnerships as its own segment, this appears to confirm our suspicion. In April 2026, the Small Business Administration ("SBA") declared an event of default on $73.5 million of subsidiary debentures, finding the Medallion Capital subsidiary lacked a "qualified management team."[16] Since Medallion's 2018 conversion to a bank holding company, its top five executives were paid $78.9 million, which exceeds the $62.3 million in total stockholder dividends and share buy backs over the same period. Offsetting the 3.3 million shares Medallion has bought back since 2022 are the 1.58[17] million shares given to directors and executives through stock-based compensation – effectively transferring greater control from outside investors to insiders.

A Board built for entrenchment. Three of eight directors are Murstein family; five will be older than 80 by the next annual meeting with two of them over 85; average tenure with Medallion or

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[10] Excludes companies with negative earnings – BIMIZCI derived from individual company data. As of December 31, 2025, the iShares Russell 2000 ETF (IWM) reported a P/E ratio of 18.74x

[11] Consumer charge-offs for 2025 were 3.05% and 3.08% in 2024. Consumer charge-offs were 3.15% in 2011 for what was a 100% Recreation consumer portfolio. Charge-offs dropped to 2.02% in 2012.

[12] Gains on equity investments were $24.55 million in FY25. A 30% tax rate was used.

[13] Source: MFIN 3Q20 10Q. YTD losses were $41.3 million and total assets were $1.6 billion

[14] By our estimates, $22 million of FYE23's $55 million in earnings were due to taxi medallion recoveries and gains on sales.

[15] Parent company dividends received from Medallion Bank were $6 million in 4Q25 and $17 million in 1Q26 – these were in excess of bank earnings and depleted bank Tier 1 Capital

[16] https://www.sec.gov/Archives/edgar/data/1000209/000119312526142071/mfin-20260331.htm

[17] 6.53 million shares were reported beneficially owned by executives/directors in the 2026 DEFC14A. 4.95 million shares were reported in the 2022 DEF14A. A difference of 1.58 million shares. Market purchases by insiders were immaterial over the period.

its subsidiary is 18 years. The Board is classified, which protects the majority of its directors from an annual stockholder vote, and it may amend the Bylaws with a simple majority, while stockholders require 75% stockholder support – essentially unreachable given the level of insider ownership. This asymmetry allows the Board to add procedural barriers that stockholders cannot practically remove. The "Lead Independent Director" served on a Medallion subsidiary board for 19 years before assuming the role at the parent. Less than two weeks after BIMIZCI demanded application of Medallion's clawback policy against Andrew Murstein in October 2023, the Compensation Committee removed the detrimental-conduct trigger from that policy. In 2024 and 2025 the Board adopted bylaw amendments significantly raising procedural barriers designed to deter activism. To pre-empt allegations of a "conflict," BIMIZCI recently offered to convert its $15 million par preferred securities into riskier common stock at favorable terms and market discount rates, and offered a "lock up" period for its investment to further align incentives, conditional on governance and common-sense reforms. The Board declined to engage.

An industry restructuring without Medallion. Embedded finance and platform-based lending are capturing the partnerships, dealer relationships and decisioning capability that historically strengthened Medallion's competitive position. AI and its application to bank processes (essentially providing an algorithmic solution) we believe will transform cost structures and capabilities for lenders. The democratization of what was frontier technology will heighten competition and squeeze margins. ZimCal recommended a full-time Chief Technology Officer with executive-committee authority in 2024; no appointment was ever made. No current director has disclosed expertise in AI/ML deployment, fintech, or modern consumer-credit decisioning. Few analysts cover the Company, but S&P consensus estimates as of May 1, 2026, show a **36% decline** in Medallion's estimated earnings in 2026 *($27.5 million)* compared to 2025 actuals *($43 million)*, the opposite of estimates for every major stock index and most of Medallion's self-selected peer group. This partially reflects the absence of non-recurring income but also an expectation of continued margin compression.

Our slate addresses what is missing but this is just the beginning. Eric Kelly (currently CEO of an AI-powered Enterprise Relationship Management platform; former Chair, San Francisco Federal Reserve Economic Advisory Board; director, Guardian Life Insurance, a Fortune 500 company; director, Sabre Corporation), John Kiernan (NACD-certified public-company CEO; former independent director of a $2 billion NASDAQ community bank), and Tim Shanahan (operational and turnaround advisory expert with multiple high-pressure company engagements; CFO of a global company) bring regulatory, banking, technology, and financial expertise the current Board does not. They are independent and will hold management accountable. Their full biographies can be accessed at https://restoretheshine.com/directors.

We are seeking to replace Alvin Murstein, John Everets, and Cynthia Hallenbeck who, in their committee and board roles, including Mr. Everets and Ms. Hallenbeck's chair roles, have fallen short of their fiduciary obligations. This is not to take away from their achievements - Mr. Murstein deserves tremendous respect for building Medallion Financial - and both Mr. Everets and Ms. Hallenbeck have admirable strengths; however, we are disappointed they chose not to exercise their independence at Medallion, or enforce the Company's code of ethical conduct, or enforce the Board's compensation clawback authority, among other fiduciary lapses. We believe that had Mr. Everets or Ms. Hallenbeck been accused of the same offenses as Andrew Murstein while in their prior roles, they would not only have been terminated but would have found it very difficult to find employment in financial services.

In the future, we also support expanding the eight-person Board by appointing additional independent directors with regulatory experience and large-bank chief credit officer backgrounds, and with no prior affiliation with any Medallion entity. Regulatory trust, with the FDIC, the Utah DFI, the SEC and the SBA, has been damaged and we want to restore and preserve it. This is vital as Medallion must grow and adapt its business model to unprecedented industry change.

Vote the BLUE proxy card. With your support, we can unlock value and restore the shine.

Further information on our campaign can be found at www.restoretheshine.com. Please contact our proxy solicitor, Sodali & Co, at ZimCal@info.sodali.com with any questions or assistance with voting the BLUE proxy card.

Thank you for your support.

/s/ Stephen Hodges
Stephen Hodges
Managing Member, ZimCal Asset Management LLC
As Manager of BIMIZCI Fund LLC

Important Information

BIMIZCI Fund LLC and its affiliates, ZimCal Asset Management LLC, Warnke Investments LLC, and Stephen Hodges (collectively, "BIMIZCI"), have nominated three individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, John Kiernan, Eric Kelly and Tim Shanahan, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). BIMIZCI has filed and will send a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2026 annual meeting of stockholders. Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters. Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov or at https://restoretheshine.com/materials. Stockholders may also direct a request to BIMIZCI's proxy solicitor, Sodali & Co LLC, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation

The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, Stephen Hodges, John Kiernan, Eric Kelly and Tim Shanahan. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by BIMIZCI.